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THE EMERGING MARKETS INFRASTRUCTURE FUND, INC.

466 Lexington Avenue
New York, New York 10019

                 THE EMERGING MARKETS INFRASTRUCTURE FUND, INC.
                             INITIATES TENDER OFFER

For Immediate Release

        SEPTEMBER 8, 2000

CONTACT: INVESTOR RELATIONS
       CREDIT SUISSE ASSET MANAGEMENT, LLC
       1-800-293-1232

NEW YORK -- September 8, 2000 -- The Emerging Markets Infrastructure Fund, Inc. (NYSE: EMG) (the "Fund") initiated today a cash tender offer for up to 50% of the outstanding shares of the Fund at a price equal to 95% of the net asset value ("NAV") per share determined as of the close of the regular trading session of the New York Stock Exchange, on October 20, 2000, the day the offer expires. The consummation of the tender offer is subject, among other conditions, to the approval by the Fund's shareholders and the shareholders of The Emerging Markets Telecommunications Fund, Inc. ("ETF") of the merger of ETF with and into the Fund and the satisfaction or waiver of all of the other conditions to that merger. After the merger, the Fund, which will technically be the surviving corporation in the merger, will change its name to "The Emerging Markets Telecommunications Fund, Inc." and will adopt ETF's investment objective and policies. The tender offer and the merger reflect the most current efforts of the Board of Directors and management of the Fund to reduce the discount between its net asset value per share and the market price at which its shares trade.

The Emerging Markets Infrastructure Fund is a non-diversified, closed-end mutual fund whose investment objective seeks long-term capital appreciation. The Fund pursues its objective by investing in the equity securities of infrastructure companies in emerging countries. As of September 5, 2000, the Fund's net asset value per share was $12.99 and its market price was $11.25 per share, which is a discount to NAV of 14.36%.

Credit Suisse Asset Management, LLC (CSAM) is the investment adviser to the Fund and ETF. CSAM is a diversified asset manager, handling equity, fixed income, international and derivative based accounts. As of June 30, 2000, CSAM-Americas managed approximately $70 billion in assets.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The Fund's tender offer will be made only by the Fund's Offer to Purchase and the related Letter of Transmittal, and the merger proposal with respect to ETF is being made only by means of the Fund's proxy statement/prospectus, dated September 1, 2000. Shareholders should read these documents carefully because they contain important information. These and other documents are available to investors for free at the Web site of the Securities and Exchange Commission. Neither the offer to purchase shares will be made to, nor will tenders pursuant to the Offer to Purchaser be accepted from or on behalf of, holders of shares in any jurisdiction in which making the offer to purchase would violate that jurisdiction's laws.